SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Amplitude, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

03213A104

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 18 Pages

Exhibit Index Contained on Page 17

CUSIP NO. 03213A104	13 G	Page 2 of 18

1	NAME OF REPORTING PERSON Benchmark Capital Partners VIII, L.P. (“BCP VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,728,128 shares*, except that Benchmark Capital Management Co. VIII, L.L.C. (“BCMC VIII”), the general partner of BCP VIII, may be deemed to have sole power to vote these shares, and Matthew R. Cohler (“Cohler”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), An-Yen Hu (“Hu”), Mitchell H. Lasky (“Lasky”), Chetan Puttagunta (“Puttagunta”), Sarah E. Tavel (“Tavel”) and Eric Vishria (“Vishria”), the members of BCMC VIII, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

4,728,128 shares*, except that BCMC VIII, the general partner of BCP VIII, may be deemed to have sole power to dispose of these shares, and Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Tavel, and Vishria, the members of BCMC VIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,728,128
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.4%
12	TYPE OF REPORTING PERSON	PN

*Represents 4,728,128 shares of Class B Common Stock held directly by BCP VIII. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 4,728,128 shares of Class B Common Stock held by BCP VIII). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 4.2%.

CUSIP NO. 03213A104	13 G	Page 3 of 18

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund VIII, L.P. (“BFF VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
751,597 shares*, except that BCMC VIII, the general partner of BFF VIII, may be deemed to have sole power to vote these shares, and Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Tavel, and Vishria, the members of BCMC VIII, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

751,597 shares*, except that BCMC VIII, the general partner of BFF VIII, may be deemed to have sole power to dispose of these shares, and Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Tavel, and Vishria, the members of BCMC VIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	751,597
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.1%
12	TYPE OF REPORTING PERSON	PN

*Represents 751,597 shares of Class B Common Stock held directly by BFF VIII. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 751,597 shares of Class B Common Stock held by BFF VIII). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.7%.

CUSIP NO. 03213A104	13 G	Page 4 of 18

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund VIII -B, L.P. (“BFF VIII -B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
731,713 shares*, except that BCMC VIII, the general partner of BFF VIII -B, may be deemed to have sole power to vote these shares, and Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Tavel, and Vishria, the members of BCMC VIII, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

731,713 shares*, except that BCMC VIII, the general partner of BFF VIII -B, may be deemed to have sole power to dispose of these shares, and Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Tavel, and Vishria, the members of BCMC VIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	731,713
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.1%
12	TYPE OF REPORTING PERSON	PN

*Represents 731,713 shares of Class B Common Stock held directly by BFF VIII-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 731,713 shares of Class B Common Stock held by BFF VIII-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.6%.

CUSIP NO. 03213A104	13 G	Page 5 of 18

1	NAME OF REPORTING PERSON Benchmark Capital Management Co. VIII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,211,438 shares*, of which 4,728,128 are directly owned by BCP VIII, 751,597 are directly owned by BFF VIII and 731,713 are directly owned by BFF VIII -B. BCMC VIII, the general partner of BCP VIII, BFF VIII and BFF VIII -B, may be deemed to have sole power to vote these shares, and Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Tavel, and Vishria, the members of BCMC VIII, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

6,211,438 shares*, of which 4,728,128 are directly owned by BCP VIII, 751,597 are directly owned by BFF VIII and 731,713 are directly owned by BFF VIII -B. BCMC VIII, the general partner of BCP V, BFF V and BFF V-B, may be deemed to have sole power to dispose of these shares, and Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Tavel, and Vishria, the members of BCMC VIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,211,438
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	8.3%
12	TYPE OF REPORTING PERSON	OO

*Represents an aggregate of 6,211,438 shares of Class B Common Stock held directly by BCP VIII, BFF VIII and BFF VIII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 6,211,438 shares of Class B Common Stock held in aggregate by BCP VIII, BFF VIII and BFF VIII-B respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 5.5%.

CUSIP NO. 03213A104	13 G	Page 6 of 18

1	NAME OF REPORTING PERSON Matthew R. Cohler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 365,055 shares
6	SHARED VOTING POWER
6,211,438 shares*, of which 4,728,128 are directly owned by BCP VIII, 751,597 are directly owned by BFF VIII and 731,713 are directly owned by BFF VIII -B. BCMC VIII is the general partner of BCP VII, BFF VII and BFF VII-B, and Cohler, a member of BCMC VIII, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 365,055 shares
8	SHARED DISPOSITIVE POWER
6,211,438 shares*, of which 4,728,128 are directly owned by BCP VIII, 751,597 are directly owned by BFF VIII and 731,713 are directly owned by BFF VIII -B. BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII -B, and Cohler, a member of BCMC VIII, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,576,493
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	8.8%
12	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 6,211,438 shares of Class B Common Stock held directly by BCP VIII, BFF VIII and BFF VIII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 6,211,438 shares of Class B Common Stock held in aggregate by BCP VIII, BFF VIII and BFF VIII-B, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 5.8%.

CUSIP NO. 03213A104	13 G	Page 7 of 18

1	NAME OF REPORTING PERSON Peter Fenton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 205,497 shares
6	SHARED VOTING POWER
6,211,438 shares*, of which 4,728,128 are directly owned by BCP VIII, 751,597 are directly owned by BFF VIII and 731,713 are directly owned by BFF VIII -B. BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF V-B, and Fenton, a member of BCMC VIII, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 205,497 shares
8	SHARED DISPOSITIVE POWER
6,211,438 shares*, of which 4,728,128 are directly owned by BCP VIII, 751,597 are directly owned by BFF VIII and 731,713 are directly owned by BFF VIII -B. BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF V-B, and Fenton, a member of BCMC VIII, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,416,935
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	8.6%
12	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 6,211,438 shares of Class B Common Stock held directly by BCP VIII, BFF VIII and BFF VIII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 6,211,438 shares of Class B Common Stock held in aggregate by BCP VIII, BFF VIII and BFF VIII-B, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 5.7%.

CUSIP NO. 03213A104	13 G	Page 8 of 18

1	NAME OF REPORTING PERSON J. William Gurley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
6,211,438 shares*, of which 4,728,128 are directly owned by BCP VIII, 751,597 are directly owned by BFF VIII and 731,713 are directly owned by BFF VIII -B. BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII -B, and Gurley, a member of BCMC VIII, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
6,211,438 shares*, of which 4,728,128 are directly owned by BCP VIII, 751,597 are directly owned by BFF VIII and 731,713 are directly owned by BFF VIII -B. BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII -B, and Gurley, a member of BCMC VIII, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,211,438
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	8.3%
12	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 6,211,438 shares of Class B Common Stock held directly by BCP VIII, BFF VIII and BFF VIII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 6,211,438 shares of Class B Common Stock held in aggregate by BCP VIII, BFF VIII and BFF VIII-B, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 5.5%.

CUSIP NO. 03213A104	13 G	Page 9 of 18

1	NAME OF REPORTING PERSON An-Yen Hu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
6,211,438 shares*, of which 4,728,128 are directly owned by BCP VIII, 751,597 are directly owned by BFF VIII and 731,713 are directly owned by BFF VIII -B. BCMC VIII is the general partner of BCP VIII, BFF VIII, and BFF VIII-B, and Hu, a member of BCMC VIII may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares*
8	SHARED DISPOSITIVE POWER
6,211,438 shares*, of which 4,728,128 are directly owned by BCP VIII, 751,597 are directly owned by BFF VIII and 731,713 are directly owned by BFF VIII -B. BCMC VIII is the general partner of BCP VIII, BFF VIII, and BFF VIII-B, and Hu, a member of BCMC VIII may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,211,438
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	8.3%
12	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 6,211,438 shares of Class B Common Stock held directly by BCP VIII, BFF VIII and BFF VIII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 6,211,438 shares of Class B Common Stock held in aggregate by BCP VIII, BFF VIII and BFF VIII-B, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 5.5%.

CUSIP NO. 03213A104	13 G	Page 10 of 18

1	NAME OF REPORTING PERSON Mitchell H. Lasky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 339,415 shares
6	SHARED VOTING POWER
6,211,438 shares*, of which 4,728,128 are directly owned by BCP VIII, 751,597 are directly owned by BFF VIII and 731,713 are directly owned by BFF VIII -B. BCMC VIII is the general partner of BCP VIII, BFF VIII, and BFF VIII -B, and Lasky, a member of BCMC VIII may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 339,415 shares
8	SHARED DISPOSITIVE POWER
6,211,438 shares*, of which 4,728,128 are directly owned by BCP VIII, 751,597 are directly owned by BFF VIII and 731,713 are directly owned by BFF VIII -B. BCMC VIII is the general partner of BCP VIII, BFF VIII, and BFF VIII -B, and Lasky, a member of BCMC VIII may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,550,853
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	8.7%
12	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 6,211,438 shares of Class B Common Stock held directly by BCP VIII, BFF VIII and BFF VIII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 6,211,438 shares of Class B Common Stock held in aggregate by BCP VIII, BFF VIII and BFF VIII-B, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 5.8%.

CUSIP NO. 03213A104	13 G	Page 11 of 18

1	NAME OF REPORTING PERSON Chetan Puttagunta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
6,211,438 shares*, of which 4,728,128 are directly owned by BCP VIII, 751,597 are directly owned by BFF VIII and 731,713 are directly owned by BFF VIII -B. BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII -B, and Puttagunta, a member of BCMC VIII, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
6,211,438 shares*, of which 4,728,128 are directly owned by BCP VIII, 751,597 are directly owned by BFF VIII and 731,713 are directly owned by BFF VIII -B. BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII -B, and Puttagunta, a member of BCMC VIII, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,211,438
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	8.3%
12	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 6,211,438 shares of Class B Common Stock held directly by BCP VIII, BFF VIII and BFF VIII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 6,211,438 shares of Class B Common Stock held in aggregate by BCP VIII, BFF VIII and BFF VIII-B, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 5.5%.

CUSIP NO. 03213A104	13 G	Page 12 of 18

1	NAME OF REPORTING PERSON Sarah E. Tavel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 121,010 shares
6	SHARED VOTING POWER
6,211,438 shares*, of which 4,728,128 are directly owned by BCP VIII, 751,597 are directly owned by BFF VIII and 731,713 are directly owned by BFF VIII -B. BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII -B, and Tavel, a member of BCMC VII, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 121,010 shares
8	SHARED DISPOSITIVE POWER
6,211,438 shares*, of which 4,728,128 are directly owned by BCP VIII, 751,597 are directly owned by BFF VIII and 731,713 are directly owned by BFF VIII -B. BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII -B, and Tavel, a member of BCMC VIII, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,332,448
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	8.5%
12	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 6,211,438 shares of Class B Common Stock held directly by BCP VIII, BFF VIII and BFF VIII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 6,211,438 shares of Class B Common Stock held in aggregate by BCP VIII, BFF VIII and BFF VIII-B, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 5.6%.

CUSIP NO. 03213A104	13 G	Page 13 of 18

1	NAME OF REPORTING PERSON Eric Vishria
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 226,501 shares
6	SHARED VOTING POWER
6,211,438 shares*, of which 4,728,128 are directly owned by BCP VIII, 751,597 are directly owned by BFF VIII and 731,713 are directly owned by BFF VIII -B. BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII -B, and Vishria, a member of BCMC VIII, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 226,501 shares
8	SHARED DISPOSITIVE POWER
6,211,438 shares*, of which 4,728,128 are directly owned by BCP VIII, 751,597 are directly owned by BFF VIII and 731,713 are directly owned by BFF VIII -B. BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII -B, and Vishria, a member of BCMC VIII, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,437,939
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	8.6%
12	TYPE OF REPORTING PERSON	IN

*Represents an aggregate of 6,211,438 shares of Class B Common Stock held directly by BCP VIII, BFF VIII and BFF VIII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 6,211,438 shares of Class B Common Stock held in aggregate by BCP VIII, BFF VIII and BFF VIII-B, respectively). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 5.7%.

CUSIP NO. 03213A104	13 G	Page 14 of 18

ITEM 1(A).	NAME OF ISSUER

Amplitude, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

201 Third Street, Suite 200

San Francisco, CA 94103

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by BCP VIII, BFF VIII, BFF VIII -B, BCMC VIII, and Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Tavel and Vishria. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

BCMC VIII, the general partner of BCP VIII, BFF VIII and BFF VIII -B, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by BCP VIII, BFF VIII and BFF VIII -B.

Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Tavel and Vishria.are members of BCMC VIII and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by BCP VIII, BFF VIII and BFF VIII -B.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each reporting person is:

Benchmark

2965 Woodside Road

Woodside, California 94062

ITEM 2(C).	CITIZENSHIP

BCP VIII, BFF VIII and BFF VIII -B are Delaware limited partnerships. BCMC VIII is a Delaware limited liability company. Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Tavel and Vishria.are United States Citizens.

ITEM 2(D) and (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Class A Common Stock

CUSIP # 03213A104

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2022 (based on 68,696,343 shares of Class A Common Stock and 44,443,596 shares of Class B Common Stock of the issuer outstanding as of October 27, 2022 as reported by the issuer on Form 10-Q for the period ended September 30, 2022 and filed with the Securities and Exchange Commission on November 3, 2022).

CUSIP NO. 03213A104	13 G	Page 15 of 18

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of BCP VIII, BFF VIII and BFF VIII-B, and the limited liability company agreement of BCMC VIII, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP NO. 03213A104	13 G	Page 16 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

BENCHMARK CAPITAL PARTNERS VIII, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VIII, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VIII -B, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. VIII, L.L.C., a Delaware Limited Liability Company

By:	/s/ An-Yen Hu
An-Yen Hu
Managing Member

MATTHEW R. COHLER PETER FENTON J. WILLIAM GURLEY ROBERT C. KAGLE MITCHELL H. LASKY CHETAN PUTTAGUNTA SARAH E. TAVEL ERIC VISHRIA

By:	/s/ An-Yen Hu
An-Yen Hu
Attorney-in-Fact*

AN-YEN HU

/s/ An-Yen Hu

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 03213A104	13 G	Page 17 of 18

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	18

CUSIP NO. 03213A104	13 G	Page 18 of 18

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A common stock of Amplitude, Inc. shall be filed on behalf of each of the undersigned. Note that copies of the applicable Agreement of Joint Filings are already on file with the appropriate agencies.